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Bradford & Bingley plc

2 June 2008

TPG Capital to take 23% stake in Bradford & Bingley; restructured rights offering; trading update; management changes.

Key Highlights

- TPG Capital ("TPG"), a leading global private investment firm, has agreed to invest approximately £179 million and become a major strategic investor owning 23% of the Company upon completion

- A Restructured Rights Issue will raise approximately £258 million and, together with TPG's investment, will raise additional capital of approximately £400 million, net of expenses. All shares will be issued at an offer price of 55 pence per share

- Difficult economic conditions have led to a decline in net interest margin and increasing arrears. Underlying profits for the first four months of the year amounted to £56 million compared to £108 million in 2007. The trading update highlights a more cautious outlook for the year

- Steven Crawshaw has stepped down as Group Chief Executive with immediate effect as a result of serious illness. Chairman Rod Kent has become Executive Chairman

Rod Kent, Executive Chairman said:
"The last few weeks have been challenging for Bradford & Bingley, and this is a disappointing trading update reflecting a more difficult market environment. I understand shareholders' disappointment. Nevertheless, I am delighted to welcome TPG as a major strategic investor in Bradford & Bingley. With a strengthened capital base and the skills that TPG will bring I am sure we can develop the business to exploit the opportunities available in our markets in the medium term."

Matthias Calice, a partner at TPG said:
"Bradford & Bingley has a longstanding established franchise in the UK specialist lending market. We believe that the Company's superior market position, coupled with this injection of capital provides the platform for potential growth and profitability. We are very supportive of Rod Kent's appointment as executive chairman and look forward to working with him and his team to support the Company's growth strategy."

TPG Investment
TPG's investment will ultimately result in an ownership position of approximately 23% of the enlarged share capital. The first tranche will be by way of a subscription for

approximately 30.9 million new shares representing 5% of the current share capital of the Company at an issue price of 55 pence per share. The second tranche, which is subject to approval by shareholders at the EGM, will be by way of a subscription for approximately 294 million new shares, representing 21% of the enlarged share capital of the Company at an issue price of 55 pence per share. As a result of these two tranches, TPG will become Bradford & Bingley's largest shareholder with a total shareholding of 23% of the enlarged share capital of the Company and will have the right to appoint two non-executive Directors to the Board.

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992 with more than $50 billion of assets under management and offices in the US, Europe and Asia. TPG has extensive experience with global public and private investments and seeks to invest in world-class franchises across a range of industries including financial services.

Restructured Rights Issue

The overall amount of net proceeds raised in these transactions has increased to approximately £400 million from approximately £300 million. However, as a result of the TPG Investment, the rights issue has been reduced in size. At the same time, as a result of reduced trading expectations for Bradford & Bingley, and challenging stock market conditions for UK financial institutions, the Board has agreed with the underwriters to reduce the subscription price of the restructured rights issue to 55 pence per share.

Accordingly, the Company is announcing the terms of the restructured rights issue to raise approximately £258 million. The issue will be on a 19 for 25 basis at an issue price of 55 pence per share.

The rights issue has been fully underwritten by Citi and UBS Limited in order to provide certainty as to the amount of capital that the Company will raise.

The net proceeds of the restructured rights issue and TPG's investment will strengthen the Group's capital position and will mitigate the impact of reductions in the value of certain of the Group's treasury investments. The Group's strengthened capital position will further support the Group's funding programme, enhance the Group's competitive position and improve the Group's regulatory capital ratios. The Board's target Tier 1 ratio range of between 8% and 10% remains.

Dividend

The interim scrip dividend of £43.4 million is expected to go ahead as planned. The Board also reconfirms its stated dividend policy that, in normal circumstances, it will target a dividend cover of between 2.0 to 2.5 times based on underlying profits. Given the current trading circumstances, the Board will assess the level of any final dividend at the end of the year.

Trading Update

Group Profits

During the first four months of 2008 the impact of lower interest income and increased credit impairment charges has resulted in underlying profits of £56 million (four months to 30 April 2007: £108 million). Taking account of the further reductions in the value and impairment of its structured investment assets, the Group made a loss before tax of £8 million in the period (four months to April 2007: profit £107 million (source: unaudited management accounts)).

Funding and Liquidity

The Group has continued to fund its operations successfully and remains funded into 2009 despite continuing difficulties in the wholesale money markets. During 2008 we have seen significant growth in the Group's retail deposit base, with a net inflow of £2.0 billion to 24 May 2008. Although funding markets remain competitive, the strength of the Group's franchise enables it to attract retail balances, while its high quality mortgage collateral enables ongoing access to secured wholesale funding. The Group has not yet drawn the £2bn committed secured facilities agreed earlier this year.

Income

The underlying net interest margin for the four months ended 30 April 2008 was 0.98% (four months to 30 April 2007: 1.16%) producing net interest income of £166 million (2007: £178 million).

This margin decline of 18 basis points was the result of three factors. First, there has been a lag in recovering higher funding costs through new business pricing. Secondly, the rate of mortgage redemptions has slowed, reducing our capacity to write additional new business at a higher margin. Thirdly, competition for retail savings has recently intensified, with the result that the recent cuts in base rate have not been reflected in market pricing of new retail deposits.

Underlying non-interest income to the end of April was £24 million (four months to 30 April 2007: £30 million). The year-on-year reduction was due mainly to the withdrawal from mortgage broking and commercial property lending.

Costs

Underlying operating expenses for the four months to 30 April 2008 totalled £98 million (four months to 30 April 2007: £98 million).

Arrears and Credit Performance

The credit impairment charge for the four months to 30 April is £36 million (year to December 2007: £23 million). The increase is mainly due to recent worsening of economic conditions which have led to house price deflation and an increase in accounts three months or more in arrears to 2.16% (31 December 2007: 1.63%). The arrears performance of the organically originated loans, particularly buy-to-let, proved

substantially better than the acquired mortgages. Arrears in the more recently acquired mortgages from GMAC have been higher than anticipated. We have already cut back our purchases from GMAC to the minimum commitment under our contract. Further analysis of arrears rates at the end of April can be found in the Appendix 2.

Included in the year-to-date credit impairment figures is a provision of £15m relating to a small number of organised mortgage frauds. Insurance recoveries may be available against these losses but this has not been taken into account.

Initiatives undertaken in the light of tightening credit conditions include:

- Reducing maximum loan-to-value levels
- Tightening lending criteria and raising credit scorecard cut-offs
- Tightening our management of panel valuers
- Increasing resource in arrears and collections

Structured Finance Portfolio

During the first four months of 2008 fair value reductions of £47m and impairment charges of £42m have been recognised in the income statement. In addition, £52m reduction in value (after tax) has been recorded in the available for sale reserve on the balance sheet. As at 30 April, the total value of the structured finance portfolio assets was £944m (31 December 2007: £1,176m).

In May 2008, the Group further reduced its exposure to synthetic CLOs and CDOs, by selling assets with a carrying value of £68 million (as at 30 April 2008). This incurred a loss on sale of approximately £7 million before tax. In addition, an unrealised loss of £20m is crystallised, reflecting previously recorded downward adjustments in the Balance Sheet carrying value of these assets that must be transferred to the Income Statement. These amounts have been offset by gains of £21m on other treasury transactions.

A more detailed breakdown of the structured finance portfolio as at 30 April 2008 is shown in Appendix 3.

Profit before Tax

In arriving at a loss before tax of £8 million for the four months of 2008, net charges of £64 million have been applied as follows:

	£m
Structured Finance Portfolio	89
Endowment mis-selling provision	(20)
Capital gains/other	(5)
	64

The movements in the structured finance portfolio are explained below. The partial release of the endowment mis-selling provision is made possible by the fall off in claims in the past year and the benefit of time-barring. Following the release, the balance on the provision was £26 million at 30 April 2008 .

Net Assets

The net assets of the Group as at 30 April 2008 were £1,033 million (31 Dec 2007: £1,211 million). The main factors which reduced net assets over the period were the payment of the 2007 final dividend of £87 million, and the impact of the movement in the value of the structured investment portfolio of £52 million.

Outlook

The Board believes the fundamentals of the Group's Savings and Lending businesses remain sound. However, the Board is cautious in its outlook for the year and believes that the economic conditions seen in the first four months, and particularly those in the most recent month, will continue for the balance of the year. As a result, the mix effects which impacted net interest margin in the first four months are expected to continue as lower redemptions will impede the Group's ability to write higher margin new business. Consequently, net interest margin for the whole of 2008 is likely to be between 90-95 basis points.

The tougher economic environment will continue to push arrears beyond the current level of 2.16%, although with stricter lending criteria and a reduced inflow of acquired mortgages, the Board believes the overall increase in arrears for the remainder of the year should not be as steep as in the first four months.

Management Changes

Due to a serious cardiovascular condition, Steven Crawshaw has stepped down as Group Chief Executive with immediate effect. Chairman, Rod Kent, has become Executive Chairman while the company sets in train a process to appoint a new chief executive. Nick Cosh, Senior Independent Director, has been appointed Deputy Chairman with immediate effect.

Background to and Reasons for the Restructured Rights Issue and TPG Investment

On 14 May 2008, the Board announced a rights issue to raise approximately £300 million, net of expenses, in a 16 for 25 rights issue at an issue price of 82 pence per Bradford & Bingley share.

Given the trading update announced today, the Board has determined that it is appropriate to raise a larger amount of capital than previously envisaged. As a result of the investment of £179 million by TPG, the size of the rights issue has been reduced. At the same time, as a result of reduced trading expectations and challenging stock market conditions for UK financial institutions, the Board has agreed with Citi and UBS Limited to reduce the subscription price of the restructured rights issue. Accordingly, the Board announces a restructured rights issue to raise £258 million in a 19 for 25 rights issue at an issue price of 55 pence per Bradford & Bingley share.

The Directors believe strengthening the Group's capital base is the correct course of action to take during a time of continued financial market dislocation and that a rights issue is the best method of doing so.

The net proceeds of the revised rights issue and the TPG Investment will strengthen the Group's capital position and will mitigate the impact of reductions in the value of certain of the Group's treasury investments. The Group's strengthened capital position will further support the Group's funding programme, enhance the Group's competitive position and improve the Group's regulatory capital ratios. The Board's target Tier 1 ratio range of between 8% and 10% remains.

Revised Rights Issue to Raise £258 million

Under the terms of the restructured rights issue, the Board proposes to issue approximately 469 million new shares in order to raise £258 million, subject to the satisfaction of the conditions referred to below.

The new shares are being offered by way of rights to shareholders on the following basis:

19 new shares for every 25 existing shares

and so on in proportion to any other numbers of shares held and registered in their name at the record date. Fractions of new shares will not be allotted to shareholders but will be aggregated and sold in the market for the benefit of the Company.

The Company has arranged for the rights issue to be underwritten in full in order to provide certainty as to the amount of capital to be raised. Citi and UBS Limited are acting as joint sponsors and joint corporate brokers to the Company and the rights issue has been fully underwritten by them.

Application will be made to the UK Listing Authority for the new shares to be admitted to the Official List and the London Stock Exchange for the new shares to be admitted to trading on its main market for listed securities ("admission"). Admission is expected to become effective, and trading of the new shares, nil paid, to commence in mid July 2008.

The rights issue is conditional upon (i) the publication of a shareholder circular and prospectus, (ii) the passing of the resolutions required in connection with the rights issue and in connection with the TPG Investment at the Extraordinary General Meeting, (iii) admission of the new shares nil paid becoming effective by not later than 8.00 a.m. on the first dealing day after the Extraordinary General Meeting (which dealing day is expected to be no later than 8 July 2008) and the last date for acceptances being no later than 1 August 2008, and (iv) the underwriting agreement entered into between the Company, Citi and UBS Limited otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to admission of the new shares, nil paid.

The rights issue will result in the issue of approximately 469 million new shares (representing approximately 43% of the issued share capital of the Company, as enlarged by the rights issue).

The new shares will, when issued and fully paid, rank equally in all respects with the Company's existing shares.

TPG Investment

Conditionally on the Restructured Rights Issue being approved, TPG has agreed to subscribe following the Extraordinary General Meeting £179 million in cash for 23% of the Company's issued share capital in two tranches. It will subscribe £17 million in cash for 5% of the Company's existing issued share capital which the Company is entitled to allot and issue to it pursuant to the mandate granted by shareholders at the Company's recent Annual General Meeting. It will also subscribe for an additional number of shares, subject to shareholder approval being granted at the Extraordinary General Meeting, such that its ultimate stake in the Company's enlarged issued share capital will amount to 23%. All such shares will be subscribed at a price of 55p per share.

As a result of these two tranches, TPG will become Bradford & Bingley's largest shareholder and will have the right to appoint two Directors to the Board under the terms of a Relationship Agreement agreed between the Company and TPG. Under the Relationship Agreement, TPG has agreed to be bound to lock-up and standstill arrangements for a period of 12 months in relation to its stake and the Company has agreed to grant certain anti-dilution protection to TPG in respect of its stake.

If shareholders do not approve all of the resolutions at the Extraordinary General Meeting, neither the Restructured Rights Issue nor the TPG subscription will proceed, subject to TPG's right to some conditionality in respect of its subscription for 5% of the Company's existing issued share capital.

If the TPG subscription does not proceed as a consequence of a third party having announced a takeover offer for the Company or the Company having proposed a change of control transaction, TPG will receive a break fee of 1% of the value of the TPG subscription.

Directors' intentions

The Directors intend to take up in full their rights to subscribe for new shares under the rights issue in respect of both the shares they hold through the Bradford & Bingley Nominee Account and their registered holdings.

Recommendation

The Directors unanimously recommend that shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of both the shares they hold through the Bradford & Bingley Nominee Account and their registered holdings.

Extraordinary General Meeting

The Company will seek approval from its shareholders in respect of the rights issue and the scrip dividend at an Extraordinary General Meeting expected to be held in mid July 2008. The Extraordinary General Meeting convened for 16 June 2008 will be adjourned indefinitely.

Publication of revised shareholders' circular and prospectus

A revised shareholders' circular containing a notice convening the Extraordinary General Meeting and providing details of the rights issue is expected to be published and sent to shareholders shortly. A prospectus in connection with the rights issue is expected to be published before the Extraordinary General Meeting.

Financial Adviser to the Company

Goldman Sachs International advised the Company in its placement of shares with TPG and the related restructuring of the rights offering underwritten by UBS and Citi.

Appendix 1

Analysis of Lending

	Jan to Apr 2008		**Jan to Apr 2007**	
£m	Gross Lending	Net Lending	Gross Lending	Net Lending
Organic				
Buy-to-let	1,696	1,120	2,003	1,274
Self Cert	474	148	736	449
Lifetime	20	11	43	35
Standard and other	258	64	275	(10)
Total Organic	**2,448**	**1,343**	**3,057**	**1,748**
Acquired				
Buy-to-let	172	83	342	265
Self Cert	342	-	575	406
Lifetime	-	-	-	-
Standard and other	275	53	638	516
Total Acquired	**789**	**136**	**1,555**	**1,187**
Total book				
Buy-to-let	1,868	1,203	2,345	1,539
Self Cert	816	148	1,311	855
Lifetime	20	11	43	35
Standard and other	533	117	913	506
Total	**3,237**	**1,479**	**4,612**	**2,935**

Appendix 2

Analysis of Arrears and Possessions

	As at 30 April 2008	As at 31 December 2007
Total Group		
3+ months in arrears		
Number of cases	**7,635**	**5,610**
Proportion of total - %	**1.98**	**1.48**
Asset value - £m	**1,016.5**	**731.2**
Proportion of book - %	**2.49**	**1.85**
Possession cases		
Number of cases	**698**	**560**
Proportion of total	**0.18**	**0.15**
Asset Value - £m	**121.9**	**97.0**
Proportion of book - %	**0.30**	**0.25**
3+ months in arrears and possession		
Number of cases	**8,333**	**6,170**
Proportion of total	**2.16**	**1.63**
Asset Value - £m	**1,138.4**	**828.2**
Proportion of book - %	**2.79**	**2.10**

Analysis of Arrears

	As at 30 April 2008	As at 31 December 2007
Analysis of accounts in 3+ months in arrears by product		
Buy-to-let		
Number of cases	3,037	1,995
Proportion of total - %	1.51	1.04
Asset value - £m	451.2	299.9
Proportion of book - %	1.85	1.30
Self Cert		
Number of cases	1,978	1,433
Proportion of total - %	3.44	2.59
Asset value - £m	321.6	233.9
Proportion of book - %	3.59	2.74
Other		
Number of cases	2,620	2,182
Proportion of total - %	2.06	1.65
Asset value - £m	243.8	197.3
Proportion of book - %	3.30	2.55
Analysis of accounts in 3+ months in arrears: originated loans		
Total		
Number of cases	5,018	3,838
Proportion of total - %	1.54	1.20
Asset value - £m	607.5	452.0
Proportion of book - %	1.87	1.46

Buy-to-let		
Number of cases	2,367	1,621
Proportion of total - %	1.30	0.93
Asset value - £m	352.6	242.3
Proportion of book - %	1.60	1.17
Self Cert		
Number of cases	1,037	834
Proportion of total - %	2.90	2.37
Asset value - £m	168.5	135.4
Proportion of book - %	3.00	2.48
Other		
Number of cases	1,614	1,383
Proportion of total - %	1.48	1.23
Asset value - £m	86.4	74.2
Proportion of book - %	1.75	1.50

Analysis of accounts in 3+ months in arrears: acquired loans

Total		
Number of cases	2,617	1,772
Proportion of total - %	4.47	3.04
Asset value - £m	409.0	279.2
Proportion of book - %	5.04	3.29
Buy-to-let		
Number of cases	670	374
Proportion of total - %	3.52	2.07
Asset value- £m	98.5	57.6
Proportion of book - %	4.26	2.66
Self Cert		
Number of cases	941	599
Proportion of total - %	4.30	2.99
Asset value - £m	153.1	98.5
Proportion of book - %	4.58	3.24
Other		
Number of cases	1,006	799
Proportion of total - %	5.69	3.98
Asset value - £m	157.4	123.1
Proportion of book - %	6.40	4.44

Appendix 3
Structured Finance Portfolio as at 30 April 2008

The breakdown of the Group's structured finance portfolio is compiled from: (i) month-end market prices for the various securities in the portfolio provided by the lead managers of the relevant issues; and (ii) internal treasury records of the Group's holdings in the various securities in the portfolio reconciled with the records of the relevant custodians. The breakdown is unaudited, but has been prepared on a basis that is consistent with the breakdown of the Group's structured finance portfolio that appears in Note 13 to the Group's audited consolidated report and accounts for the financial year ended 31 December 2007.

Structured Finance Portfolio as at 30 April 2008

	Total £m	AAA	AA	A	BBB	CCC & Below	Total
PPNs	427.4	52%	42%	6%	-	-	100%
Non synth CDOs	23.7	28%	52%	16%	4%	-	100%
Synthetic CDOs	187.2	65%	11%	5%	19%	-	100%
Non synth CLOs	168.2	52%	45%	-	3%	-	100%
Synthetic CLOs	61.0	80%	-	14%	6%	-	100%
SIVs	10.4	-	-	-	-	100%	100%
Credit Funds	66.5	-	-	54%	46%	-	100%
Total	**944.4**	**52%30%**		**9%**	**8%**	**1%**	**100%**

Net value of investments containing embedded derivatives
As at 30 April 2008

	£m
Value of synthetic CDO assets	187
Embedded derivative in synthetic CDOs	(93)
Net value of synthetic CDOs	94
Value of synthetic CLO assets	61
Embedded derivative in synthetic CLOs	(4)
Net value of synthetic CLOs	57
Fair value of structured finance portfolio	944
Embedded derivative	(97)
Net value of structured finance portfolio	847

Note: Embedded derivatives within synthetic CDOs and CLOs are recorded as a liability on the Balance Sheet

Analysis of investment by geographic region

	Total £m	UK	Europe	US	Other	Total
PPNs	427.4	55%	41%	4%	-	100%
Non synth CDOs	23.7	-	52%	48%	-	100%
Synthetic CDOs	187.2	1%	30%	69%	-	100%
Non synth CLOs	168.2	-	64%	36%	-	100%
Synthetic CLOs	61.0	-	47%	53%	-	100%
SIVs	10.4	19%	25%	48%	8%	100%
Credit Funds	66.5	2%	91%	6%	1%	100%
Total	**944.4**	**26%**	**47%**	**27%**	**-**	**100%**

Analysis of investment by type of asset

	Total £m	Mortgage Backed Securities	Asset Backed Securities	Corporate Loans	Other	Total
PPNs	427.4	-	4%	80%	16%	100%
Non synth CDOs	23.7	100%	-	-	-	100%
Synthetic CDOs	187.2	41%	-	59%	-	100%
Non synth CLOs	168.2	-	-	100%	-	100%
Synthetic CLOs	61.0	-	-	100%	-	100%
SIVs	10.4	-	100%	-	-	100%
Credit Funds	66.5	-	-	82%	18%	100%
Total	**944.4**	**11%**	**3%**	**78%**	**8%**	**100%**

Notes to Editors

TPG

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992 with more than $50 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Menlo Park, Washington, D.C., Melbourne, Moscow, Mumbai, Paris, Luxembourg, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital seeks to invest in world-class franchises across a range of industries, including financial services (Ariel Reinsurance, Fidelity National Information Services, LPL Financial Services, NIS Group, Shenzhen Development Bank, Taishin Holdings, Washington Mutual), travel and entertainment (America West, Harrah's, Hotwire, Midwest Air, Sabre), technology (Freescale, Lenovo, MEMC, ON Semiconductor, Seagate, SunGard), industrials (British Vita, Energy Future Holdings – formerly TXU, Graphic Packaging, Grohe, Kraton, Texas Genco), retail (Debenhams, J.Crew, Myer, Neiman Marcus, PETCO, TOMY), consumer (Beringer Wines, Burger King, Mey Icki), media and communications (Alltel, Avaya, Findexa, Hanaro Telecom, MGM, TIM Hellas, Univision), and healthcare (Axcan Pharma, Biomet, Fenwal, IASIS Healthcare, Oxford Health Plans, Parkway Holdings, Quintiles Transnational, Surgical Care Affiliates), among others. Please visit www.tpg.com.

Conference call details

Bradford & Bingley will hold a conference call at 0930 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number: +44 (0) 1296 317500
Passcode: 720721

48-hr replay dial in: +44 (0) 207 136 9233
Passcode: 50900682

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Goldman Sachs International
020 7774 1000
Jon Symonds
Basil Geoghegan
John Brennan

Media relations TPG
Gavin Davis, Pelham
+44 (0) 7910 104 660
+44 (0) 20 7743 6677
Andy Cornelius, Pelham
+44 (0) 203 178 4416
+44 (0) 7818 075 448

Goldman Sachs International is acting exclusively for Bradford & Bingley and for no one else in relation to the proposed TPG investment and will not regard any other person (whether or not a recipient of this document) as a client in relation to the TPG investment and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed TPG investment, or any other matters referred to in this document.

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS Investment Bank") are acting each exclusively for Bradford & Bingley and for no one else in relation to the proposed rights issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed rights issue, or any other matters referred to in this document.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

A circular to shareholders relating to the rights issue and convening an EGM is expected to be published and posted to shareholders shortly. A prospectus relating to the proposed issue and admission to the Official List of the Financial Services Authority and to trading on London Stock Exchange of securities in Bradford & Bingley in connection with the rights issue is expected to be published before the EGM, and will be available from the registered office of Bradford & Bingley. The provisional allotment letters are expected to be despatched around the time of the EGM. The prospectus will give further information on Bradford & Bingley and details of the new ordinary shares, the nil paid rights and the fully paid rights to be offered pursuant to the rights issue.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the prospectus when published. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Neither the content of the Bradford & Bingley website nor any website accessible by hyperlinks on the Bradford & Bingley website is incorporated in, or forms part of, this announcement.

Certain information, statements, beliefs and opinions in this document are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

29 May 2008

Bradford & Bingley plc

Cancellation of bonds

Bradford and Bingley can confirm that it has repurchased for cancellation the following € Covered Bonds:

2010 / €160,000,000 / 4.625% / new outstanding amount €1,090,000,000
2017 / €151,350,000 / 4.875% / new outstanding amount €1,098,650,000

These bonds have been purchased to reduce excess liquidity in the hands of broker dealers.

Bradford and Bingley may continue with selected repurchases of € Covered Bonds as it deems appropriate.

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

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